UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

REPROS THERAPEUTICS INC.
(Name of Subject Company)

REPROS THERAPEUTICS INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76028H209
(CUSIP Number of Class of Securities)

Larry M. Dillaha, M.D.

President and Chief Executive Officer

Repros Therapeutics Inc.

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

(281) 719-3400

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2017 and subsequently amended by Amendment No. 1 filed with the SEC on January 3, 2018 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by Repros Therapeutics Inc., a Delaware corporation (the “Company”). The Statement relates to a tender offer by Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”), and a wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company for a purchase price of  $0.67 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2017 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating the first paragraph under “Additional Information — Legal Proceedings” as follows:

“Following the announcement of the Merger Agreement, the following putative class actions relating to the Offer and the Merger was commenced.

On December 29, 2017, a putative class action complaint was filed in the United States District Court for the Southern District of Texas by a purported stockholder of the Company in connection with the pending Offer and the Merger. The action captioned Mark Neuterman v. Repros Therapeutics Inc. et al. (4:17-cv-03918) (“Texas Action”), alleges that the directors of the Company violated Sections 14(e), 14(d)(4), and Section 20(a) of the federal securities laws by filing a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission that contains allegedly misleading statements and omissions concerning financial projections for the Company and the valuation analyses performed by the Company’s financial advisor in support of its fairness opinion. On January 3, 2018, two putative class action complaints were filed in the United States District Court for the District of Delaware by purported stockholders of the Company in connection with the pending Offer and the Merger. The actions, captioned Adam Franchi v. Repros Therapeutics Inc. et al. (4:18-cv-0100053) (the “Franchi Action”) and Stephen Clement v. Repros Therapeutics Inc. et al. (4:18-cv-0100050), allege that the directors of the Company violated Sections 14(d)(4) and Section 20(a) based on substantially similar allegations as those in the Texas Action. In addition, the Franchi Action also names Parent and Purchaser as defendants and alleges that they violated Section 20(a). The actions seek various remedies, including enjoining the Merger from being consummated, or in the event the Merger is consummated, damages, and costs and fees relating to the lawsuits.

The foregoing description is qualified in its entirety by reference to the complaints, which are filed as exhibits to this Statement and incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 29, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by Repros Therapeutics Inc., dated December 12, 2017 (incorporated herein by reference to Exhibit 99.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

(a)(1)(G)	Summary Advertisement as published in the New York Times on December 29, 2017 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(H)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated December 11, 2017 (included as Annex I to this Schedule 14D-9).

(a)(5)(i)	Text of Class Action Complaint, dated December 29, 2017 (Mark Neuterman v. Repros Therapeutics Inc. et al.).

(a)(5)(ii)	Text of Class Action Complaint, dated January 3, 2017 (Adam Franchi v. Repros Therapeutics Inc. et al.).*

(a)(5)(iii)	Text of Class Action Complaint, dated January 3, 2018 (Stephen Clement v. Repros Therapeutics Inc. et al.).*

(e)(1)	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Allergan Sales, LLC, Celestial Merger Sub, Inc. and Repros Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

Exhibit No.	Document

(e)(2)	Confidential Disclosure Agreement, dated April 11, 2017, by and among Allergan, Inc. and Repros Therapeutics Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

(e)(4)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Hudson Bay Master Fund Ltd, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.2 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

(e)(5)	Agreement for Amendment to Series A and Series B Warrants, by and between the Company and KBB Asset Management, dated as of December 11, 2017 ((incorporated by reference to Exhibit 4.3 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

(e)(6)	Agreement for Amendment to Series A and Series B Warrants, by and between Repros Therapeutics Inc. and Warberg Warrant Fund V, dated as of December 11, 2017 (incorporated by reference to Exhibit 4.4 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017).

(e)(7)	Form of Escrow Agreement, by and among Allergan Sales, LLC, Repros Therapeutics Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2017)

(e)(8)	Form of Indemnification Agreement entered into between Repros Therapeutics Inc. and each of its directors (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2009).

(e)(9)	Restated Certificate of Incorporation of Repros Therapeutics Inc. (incorporated by reference to Exhibit 3.3 to Repros Therapeutics Inc.’s Registration Statement on Form SB-2 (No. 33-57728-FW), as amended (the “SB-2 Registration Statement”)).

(e)(10)	Certificate of Amendment to Repros Therapeutics Inc.’s Restated Certificate of Incorporation, dated as of May 2, 2006 (incorporated by reference to Exhibit 3.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on May 2, 2006).

Exhibit No.	Document

(e)(11)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated as of December 16, 2008 (incorporated by reference to Exhibit 3.1(d) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).

(e)(12)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated as of November 18, 2009 (incorporated by reference to Exhibit 3.1(e) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2009).

(e)(13)	Certificate of Amendment to Restated Certificate of Incorporation of Repros Therapeutics Inc., dated October 14, 2010 (incorporated by reference to Exhibit 3.1(f) to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on October 15, 2010).

(e)(14)	Restated Bylaws of Repros Therapeutics Inc. (incorporated by reference to Exhibit 3.4 to the SB-2 Registration Statement).

(e)(15)	1994 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 4.2 to Repros Therapeutics Inc.’s Registration Statement on Form S-8 (File No. 033-83406) filed with the SEC on August 29, 1994).

(e)(16)	2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Appendix B to Repros Therapeutics Inc.’s Definitive Proxy Statement filed with the SEC on April 26, 2000).

(e)(17)	First Amendment to the Repros Therapeutics Inc. 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.21 to Repros Therapeutics Inc.’s Form 10-K for the year ended December 31, 2000).

(e)(18)	Second Amendment to 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 to Repros Therapeutics Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002).

(e)(19)	Repros Therapeutics Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 10.17 to Repros Therapeutics Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (No. 333-119861) filed with the SEC on January 24, 2005).

(e)(20)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to Repros Therapeutics Inc.’s Registration Statement on Form S-8 (No. 333-200370) filed with the SEC on November 19, 2014).

Exhibit No.	Document

(e)(21)	Employment Agreement dated October 6, 2017 by and between Repros Therapeutics Inc. and Larry M. Dillaha, M.D. (incorporated by reference to Exhibit 99.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on October 13, 2017).

(e)(22)	Employment Agreement dated August 1, 2011 by and between the Company and Katherine A. Anderson, as modified effective February 1, 2017 (incorporated by reference to Exhibit 10.1 to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on August 4, 2011 and to Repros Therapeutics Inc.’s Current Report on Form 8-K filed with the SEC on February 2, 2017).

* Filed with this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPROS THERAPEUTICS INC.

By:	/s/ Larry M. Dillaha, M. D
Name:	Larry M. Dillaha, M. D.
Title:	President, Chief Executive Officer
Date:	January 5, 2018